UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Grupo Supervielle S.A. – Resignation of Director – Notice Calling to Shareholders Meeting

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: RELEVANT INFORMATION – Resignation of Director – Notice Calling to Shareholders’ Meeting

To whom it may concern:

Please be informed that on July 3, 2020 the Board of Directors of Grupo Supervielle S.A. resolved to:

(i)	Accept the resignation submitted by Mrs. Victoria Premrou to the position of Director for which she was appointed by the Ordinary Shareholders’ Meeting held on April 26, 2019, due to personal reasons, with a vote of thanks for her contributions to businesses.

(ii)	Call to an Ordinary General Shareholders’ Meeting to be held on August 12, 2020, at 3:00 p.m., on first call, at Bartolomé Mitre 434, floor 5 of the Autonomous City of Buenos Aires (or virtually, if extended the measures provided by Decree PEN 297/2020), to deal with the following Agenda: 1) Appointment of two shareholders to sign the meeting minutes. 2) Consideration of the resignation of a director. Consideration of her performance. 3) Consideration of the appointment of a director to replace the resigning director. 4) Authorizations.

(iii)	Take knowledge of and instruct the publication of the “Proposal for motions for the Ordinary Shareholders’ Meeting to be held on August 12, 2020” submitted by the controlling shareholder, the terms of which are as follows:

Proposal for motions for the Ordinary Shareholders’ Meeting to be held on August 12, 2020

In relation to the resignation submitted by Mrs. Victoria Premrou as director of Grupo Supervielle S.A. and the calling to the Ordinary Shareholders’ Meeting of the Company to be held on August 12, 2020, the controlling shareholder communicated that will formulate motions to:

1.                   Accept the resignation of Mrs. Victoria Premrou to the position of Director, with a vote of gratitude for her contribution to the businesses, and to approve her performance.

2.                   Appoint Mr. José María Orlando as Director until completing the term of office of the resigning director, i.e. until the shareholders’ meeting of the Company that considers the documents prescribed by article 234, subsection 1 of Law No. 19,550 corresponding to the fiscal year to end on December 31, 2020. The following is a summary of the professional background of Mr. José María Orlando:

José María Orlando studied Business Administration at Universidad Católica Argentina. He worked as an officer of Bank Boston Investment Bank in Argentina, between 1986 and 1994, holding different positions in the areas of Finance, Trading, Treasury and Institutional Investors and, between 1994 and 1996, leading the team of Emerging Markets, Trading, Sales & Research with operations in Boston, London and Singapore. From June 1996 to October 1998, he served as CFO and Head of Global Markets for Deutsche Bank, DMG in Argentina. In 2000 he became CFO and CIO of Zurich IBD in Argentina, with responsibilities in the areas of Accounting, Tax, Actuarial, Treasury, Asset Management, Legal, Planning and Audit. In 2005 he continued in Zurich IBD as CFO for Argentina and Corporate Development Director, with responsibilities in the areas of Administration and Finance, Human Resources, Institutional Relations and Strategic Planning. In 2007 he became part of Zurich International Business Division, as CEO and President of Zurich Argentina. In 2010, he was appointed as Latin America CEO of Zurich Global Life, including Mexico, Venezuela, Brazil, Chile, Colombia, Uruguay, Argentina and Bolivia. During that term, he also served as Board Member of Zurich-Santander Insurance Americas. Since 2015, he has been a consultant at Deal Financial Services, which provides advisory services in brokerage, asset management, capital markets and mutual funds to individuals, corporations and institutional investors. He also serves as Vice President of the Board of CIPPEC (Center for Research on Public Policies for Equity and Growth), is a member of the Board of Colegio Madre Teresa and is Co-Founder and First President of Voces y Ecos, an NGO focused on Media. In the past he was also a Member of the Administration Council and Treasurer of Universidad Católica Argentina; Co-Founder of ELUC (Escuelas de Liderazgo Universitario); Member of the Executive Investment Committee of Máxima AFJP; Member of the Financial Matters Committee of the Argentine Banking Association; Member of the Board of Mercado Abierto Electrónico S.A. and Member of the Administration Council of Club Newman. He has participated as a speaker at numerous international conferences and seminars in the United States, Europe, Latin America and Asia.

3.                   Inform that Mr. José María Orlando, in the event of being elected as director, will be "independent" in accordance with the provisions of the current regulations of the National Securities Commission.

Yours faithfully,

Grupo Supervielle S.A.
Alternate Responsible for Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: July 6, 2020	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer